Exhibit 99.1

FOR IMMEDIATE RELEASE	March 8, 2016

CELESTICA AMENDS NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that the Toronto Stock Exchange has accepted the Company’s amended notice of intention to make a Normal Course Issuer Bid (the Bid).  The notice has been amended to permit the repurchase by the Company of its subordinate voting shares under one or more program share repurchases (each a PSR) during the term of the Bid, pursuant to the terms of an exemptive relief order of the Ontario Securities Commission (the OSC Order).

In connection with each PSR, the Company will enter into an agreement (each an Agreement) with Citibank, N.A., Canada Branch (Canada Branch) to repurchase its subordinate voting shares (Purchased Shares). Pursuant to the terms of each Agreement, the Company will pay an amount (the Amount) to Canada Branch at the outset of the applicable PSR and Canada Branch will then acquire subordinate voting shares in the open market for its own account. All purchases made by Canada Branch or its agents on the Toronto Stock Exchange pursuant to the PSR must be made in accordance with the rules applicable to the Bid, subject to limited exceptions as provided in the OSC Order. The Company and any other non-independent purchasing agent acting on behalf of the Company are prohibited from purchasing any subordinate voting shares during the term of the PSR. Any subordinate voting shares acquired by or on behalf of Canada Branch pursuant to the PSR will not be voted in respect of any matters on which a holder of subordinate voting shares is entitled to vote. Upon completion of the PSR, Canada Branch will deliver to the Company such quantity of Purchased Shares as determined by dividing (i) the Amount by (ii) a volume-weighted average price per subordinate voting share during the term of the PSR (VWAP) less a negotiated discount. However, each Agreement will provide that under certain conditions, the Purchased Shares will be acquired by the Company at VWAP with no discount.

The Company will acquire the Purchased Shares from Canada Branch under its previously announced Bid, which commenced on February 24, 2016 and authorized purchases of up to 10,510,680 subordinate voting shares. Upon their delivery, all Purchased Shares will be cancelled by the Company.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit www.celestica.com. The Company’s securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, including those related to the Company’s intention to commence and complete PSRs and the terms of each Agreement, including the timing, quantity, reference price and method of calculating the reference price for repurchases, if any, of

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subordinate voting shares under PSRs. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to the Company’s future capital requirements, market and general economic conditions, demand for the Company’s customers’ products, and unforeseen legal or regulatory developments. These and other material risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including in the Company’s interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company’s most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and the Company’s Annual Information Form filed with the Canadian Securities Administrators. The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond the Company’s control. The material assumptions include that the timing, quantity, reference price and method of calculating the reference price for repurchases will not be revised pursuant the terms of each Agreement, as well as assumptions related to the following: the Company’s view with respect to the Company’s financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; the availability of sufficient cash on hand, from time to time, to fund the Amount; the existence of alternative uses for the Company’s cash resources which may be superior to effecting repurchases under the Bid; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; and compliance by all relevant parties with applicable laws, regulations, exemptive relief orders (including the OSC Order) and stock exchange rules pertaining to the PSR and the Bid. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com